UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Amendment No. 5

To

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(b)

GIGAMEDIA LIMITED

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

Y2711Y112

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[x] Rule 13d-1(c)

[  ] Rule 13d-1(d)

CUSIP No. Y2711Y112

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan Honig
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 271,340(1)
	6.	SHARED VOTING POWER 190,320(2)
	7.	SOLE DISPOSITIVE POWER 271,340(1)
	8.	SHARED DISPOSITIVE POWER 628,540(2)(3)(4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 899,880(1)(2)(3)(4)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [X]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.14% (based on 11,052,235 shares outstanding as of December 31, 2018)
12.	TYPE OF REPORTING PERSON IN

(1)	Includes (i) 5,000 shares held by Mr. Honig as UTMA custodian for Morgan Honig, (ii) 5,260 shares held by Mr. Honig as UTMA custodian for Skylar Honig and (iii) 5,980 shares held by Mr. Honig as UTMA custodian for Jett Honig.

(2)	Includes (i) 22,000 shares held by Titan Multi-Strategy Fund, Inc. (“Titan”) and (ii) 168,320 shares held by Titan Multi-Strategy Fund, Inc. Profit Sharing Plan (the “Plan”). Mr. Honig is the President of Titan Multi-Strategy Fund, Inc. and trustee of the Plan, and in such capacities has voting and dispositive power over the securities held by such entities.

(3)	Includes (i) 122,320 shares held by Ronald Low, (ii) 77,500 shares held by Cynthia Low TR FBO Ronald Low Trust UA July 9, 2013, (iii) 225,000 shares held by Ronald Brian Low IRA TD Ameritrade Clearing, Custodian, (iv) 2,900 shares held by Cynthia Low and (iv) 10,500 shares held by Cynthia Low IRA TD Ameritrade Clearing, Custodian. Ronald Low and Cynthia Low are Mr. Honig’s father-in-law and mother-in-law, respectively, and Mr. Honig has dipositive power of the securities held by the foregoing.

(4)	Excludes 37,200 shares beneficially owned by Mr. Honig’s wife to which the Reporting Person disclaims beneficial ownership.

CUSIP No. Y2711Y112

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Titan Multi-Strategy Fund, Inc. IRS Identification No: 20-2540983
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 22,000(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 22,000(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,000(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.20% (based on 11,052,235 shares outstanding as of December 31, 2018)
12.	TYPE OF REPORTING PERSON CO

(1)	Mr. Honig is the President of Titan, and in such capacity, has voting and dispositive power over the securities held by Titan.

CUSIP No. Y2711Y112

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Titan Multi-Strategy Fund, Inc. Profit Sharing Plan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 168,320(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 168,320(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,320(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.52% (based on 11,052,235 shares outstanding as of December 31, 2018)
12.	TYPE OF REPORTING PERSON OO

(1)	Mr. Honig is the trustee of the Plan, and in such capacity has voting and dispositive power of securities held by the Plan.

Item 1(a).

Name of Issuer:

GigaMedia Limited (“Issuer”)

Item 1(b).

Address of Issuer’s Principal Executive Offices:

8F. No. 22, Land 407, Sec. 2, Tiding Boulevard,Taipei 114, Taiwan

Item 2(a).

Name of Person Filing.

The statement is filed on behalf of Jonathan Honig, Titan Multi-Strategy Fund, Inc. and Titan Multi-Strategy Fund, Inc. Profit Sharing Plan (collectively, the “Reporting Person”).

Item 2(b).

Address of Principal Business Office or, if None, Residence.

5825 Windsor Court, Boca Raton, Fl 33496

Item 2(c).

Citizenship.

Jonathan Honig is a citizen of the United States. Both Titan Multi-Strategy Fund, Inc. (“Titan”) and Titan Multi-Strategy Fund, Inc. Profit Sharing Plan (the “Plan”) are incorporated in the State of Florida.

Item 2(d).

Title of Class of Securities.

Common Stock, no par value.

Item 2(e).

CUSIP Number.

Y2711Y112

Item 3.

Type of Person

Not applicable.

Item 4.

Ownership.

(a) Amount beneficially owned: 899,880 (1)(2)(3)(4)

(b) Percent of class: 8.14% (based on 11,052,235 shares outstanding as of December 31, 2018)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 271,340(1)

(ii) Shared power to vote or to direct the vote: 190,320(2)

(iii) Sole power to dispose or to direct the disposition of: 271,340 (1)

(iv) Shared power to dispose or to direct the disposition of: 628,540 (2)(3)(4)

(1)	Includes (i) 5,000 shares held by Mr. Honig as UTMA custodian for Morgan Honig, (ii) 5,260 shares held by Mr. Honig as UTMA custodian for Skylar Honig and (iii) 5,980 shares held by Mr. Honig as UTMA custodian for Jett Honig.

(2)	Includes (i) 22,000 shares held by Titan and (ii) 168,320 shares held by the Plan. Mr. Honig is the President of Titan and trustee of the Plan, and, in such capacities, has voting and dispositive power over the securities held by such entities.

(3)	Includes (i) 122,320 shares held by Ronald Low, (ii) 77,500 shares held by Cynthia Low TR FBO Ronald Low Trust UA July 9, 2013, (iii) 225,000 shares held by Ronald Brian Low IRA TD Ameritrade Clearing, Custodian, (iv) 2,900 shares held by Cynthia Low and (iv) 10,500 shares held by Cynthia Low IRA TD Ameritrade Clearing, Custodian. Ronald Low and Cynthia Low are Mr. Honig’s father-in-law and mother-in-law, respectively, and Mr. Honig has dipositive power of the securities held by the foregoing.

(4)	Excludes 37,200 shares beneficially owned by Mr. Honig’s wife to which the reporting person disclaims beneficial ownership.

Item 5.

Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.

Identification and Classification of Members of the Group.

Not applicable.

Item 9.

Notice of Dissolution of Group.

Not applicable.

Item 10.

Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Jonathan Honig

Date: February 8, 2019	/s/ Jonathan Honig
Jonathan Honig

Titan Multi-Strategy Fund, Inc.

Date: February 8, 2019	By:	/s/ Jonathan Honig
Jonathan Honig, President

Titan Multi-Strategy Fund, Inc. Profit Sharing Plan

Date: February 8, 2019	By:	/s/ Jonathan Honig
Jonathan Honig, Trustee